SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF JUNE 2003


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)



                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                            Form 20-F  X  Form 40-F
                                      ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

                                  Yes     No X
                                      ---   ---


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[Graphic Omitted]


                 SAPIENS IMPLEMENTS 1-FOR-5 REVERSE STOCK SPLIT

   -- SHAREHOLDERS APPROVE PLAN TO REGAIN COMPLIANCE WITH NASDAQ'S MINIMUM BID
                              PRICE REQUIREMENT --

Research Triangle Park, N.C., June 12, 2003 - Sapiens International Corporation (NASDAQ and TASE: SPNS), today announced the approval by its shareholders of the implementation of a 1-for-5 reverse stock split in order to regain compliance with Nasdaq's minimum bid price requirement and thereby maintain the listing of the Company's common stock on Nasdaq's National Market.

On January 15, 2003, The Nasdaq Stock Market, Inc. ("Nasdaq") informed the Company that its common stock ("Common Shares") would be delisted from Nasdaq's National Market due to the Company's failure to maintain compliance with the $1.00 minimum bid price requirement for continued listing on the National Market (the "Minimum Bid Price Requirement").

On February 27, 2003, the Company appeared before the Nasdaq Listing Qualifications Panel, presenting a definitive plan to regain compliance with the Minimum Bid Price Requirement by implementing a 1-for-5 reverse stock split of the Common Shares. The Company received Nasdaq approval to implement a Reverse Stock Split in order to maintain the listing of Company's common shares on Nasdaq's National Market.

On June 11, 2003, the Company's Shareholders approved the implementation of the Reverse Stock Split. As a result, the Company's authorized capital of
(euro)48,300,000 was reduced to 20 million Common Shares (from 100 million) and 1 million preferred shares (from 5,000,000), and the par value of all shares was changed to (euro)2.30 (instead of (euro)0.46). The Common Shares are expected to begin trading at their post-split price before June 16.

"We are moving forward with the support of our shareholders in our plan to maintain the Company's National Market listing," said Itzick Sharir, the Company's President and CEO. "The Reverse Stock Split will complement other actions being taken by Sapiens to improve its sales and marketing performance and overall financial condition. The change is expected to increase visibility and coverage of our stock, coinciding with management's focus on gaining global recognition for the Company's offerings to the insurance industry."

ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through wholly owned subsidiaries in North America, EMEA and Asia Pacific. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, Honda, International Paper and Panasonic UK, among others. For more information, please visit www.sapiens.com.

                                       ###

--------------------------------------------------------------------------------
FOR ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Yuval Hadari                                 Itzick Sharir
Chief Financial Officer                      Chief Executive Officer
Sapiens International                        Sapiens International
Tel: +1-877-554-2426                         Tel: +44-1895-464 265
+972-8-938-2721                              E-mail: itzick.s@sapiens.com
E-mail: yuval.h@sapiens.com
-------------------------------------------- -----------------------------------

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.






                                  SAPIENS INTERNATIONAL CORPORATION N.V.
                                              (Registrant)






Date: July 1, 2003                       By: /s/ NORMAN KOTLER
                                             ---------------------------
                                             Norman Kotler
                                             General Counsel